Contact

www.linkedin.com/in/bucklyons
(LinkedIn)

Buck Lyons

CEO and Co-Founder at WeatherFlow-Tempest Inc
Santa Cruz, California, United States

Experience

WeatherFlow-Tempest, Inc.
Chairman & CEO, and Co-Founder
January 2019 - Present (7 years)
Santa Cruz County, California, United States

Tempest's mission is to help the world better understand and confront the enormous impact of weather. Exclusive data and AI-driven modeling deliver more accurate weather information, resulting in better decision-making and significant cost savings for our customers. Their revolutionary home weather service, the Tempest System, launched in early 2020, and the result is a network of weather stations that is more than 65,000 and growing rapidly

Synoptic Data PBC
Director and Co-Founder
September 2012 - Present (13 years 4 months)
Salt Lake City, UT

Synoptic Data PBC (Public Benefit Corporation) aids in the exchange of environmental data to allow government agencies, businesses, and the public easy access to high-quality information for use in their daily activities, operations, and decision-making processes.

WFn Holdings, Inc.
21 years 4 months

CEO and Co-Founder
January 2012 - April 2021 (9 years 4 months)

Providing relevant, actionable weather data to customers ranging from outdoor enthusiasts to commercial and government organizations so they can make better decisions to save time and money, and increase safety.

Chairman and Co-Founder
January 2000 - January 2012 (12 years 1 month)
Santa Cruz County, California, United States

WeatherFlow Networks was created with a highly experienced team of programmers, meteorologists, engineers and data scientists renowned for designing and operating industrial-grade weather networks and weather

decision support. We are currently operate the largest, private, high-quality industrial grade weather observing network network in the world.

Rising Ventures Consulting
Consultant
1998 - 2012 (14 years)
Santa Cruz, California, United States

Provides strategy consulting and investment advisory services to early stage companies.

CozyBoots Inc.
CEO
August 2004 - September 2011 (7 years 2 months)
Ventura CA

Online footwear retailer and one of the largest sellers of UGG products. Sold to Shoebuy.com in 2011.

Education

Stanford University
Master of Business Administration (MBA)

Middlebury College
Bachelor of Arts (BA), Mathematics